SCHEDULE 13D
                                (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant
           to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                 Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                   Under the Securities Exchange Act of 1934

                               (Amendment No.   )*


                          First Place Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  33610T-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey L. Francis
                     President and Chief Financial Officer
                              FFY Financial Corp.
                            724 Boardman-Poland Road
                             Youngstown, Ohio 44512
                                 (330) 726-3396
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 23, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 33610T-10-9                  13D                   Page 2  of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FFY Financial Corp.
     I.R.S. Identification No. 34-1735753

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not applicable
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable.

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,158,602(1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,158,602(1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

_____________________

(1) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this Schedule 13D.

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CUSIP No. 33610T-10-9                  13D                   Page 3  of 15 Pages


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,158,602(2)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
     Not applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO, HC


ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "First Place Common Stock"), of First Place Financial Corp. ("First Place"), a corporation organized and existing under the laws of the State of Delaware and registered as a savings and loan holding company under the Home Owners' Loan Act, as amended (the "HOLA"). First Place is the holding company for First Federal Savings and Loan Association of Warren ("First Federal"), a federally-chartered stock savings and loan association. The principal offices of First Place are located at 185 East Market Street, Warren, Ohio 44482.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This Schedule 13D is filed by FFY Financial Corp. ("FFY"), a corporation organized and existing under the laws of the State of Delaware and registered as a unitary savings and loan holding company under the HOLA. FFY is the holding company for FFY Bank, a federally-chartered stock savings bank. FFY's principal offices are located at 724 Boardman-Poland Road, Youngstown, Ohio 44512.

     The names of the directors and executive officers of FFY and their respective business addresses, present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted,

------------------

(2) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this Schedule 13D.


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CUSIP No. 33610T-10-9                  13D                   Page 4  of 15 Pages



are set forth on EXHIBIT 1 hereto, which EXHIBIT 1 is specifically incorporated herein by reference. Each executive officer and each director of FFY is a citizen of the United States.

     (d)-(e) During the last five years, neither FFY nor, to the best of FFY's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which FFY or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Stock Option Agreement, dated as of May 23, 2000, between First Place, as issuer, and FFY, as grantee (the "First Place Option Agreement"), First Place has granted FFY an irrevocable option to purchase the shares of First Place Common Stock covered by this Schedule 13D under certain circumstances (the "First Place Option"). Specifically, the First Place Option grants FFY the right to purchase up to an aggregate of 2,158,602 shares of First Place Common Stock (the "First Place Option Shares") (which represents 19.9% of the number of shares outstanding on May 23, 2000, without giving effect to the issuance of any shares pursuant to an exercise of the First Place Option), subject to certain adjustments, at a price, subject to certain adjustments, of $9.75 per share. The First Place Option was granted by First Place as a condition of and in consideration for FFY entering into an Agreement and Plan of Merger, dated as of May 23, 2000, between FFY and First Place (the "Merger Agreement").

     The exercise of the First Place Option for the full number of First Place Option Shares currently covered thereby would require aggregate funds of approximately $21.0 million. It is anticipated that, should the First Place Option become exercisable and should FFY elect to exercise the First Place Option, FFY would obtain the funds for purchase from working capital.

     A copy of the First Place Option Agreement is included as Exhibit 2.3 to the Current Report on Form 8-K filed by FFY with the Securities and Exchange Commission (the "SEC") on May 24, 2000 and is incorporated herein by reference in its entirety.

ITEM 4.  PURPOSE OF TRANSACTION.

     On May 23, 2000, FFY and First Place entered into the Merger Agreement, pursuant to which FFY will, subject to the conditions and upon the terms stated therein, merge with and into First Place (the "Merger"). First Place and FFY also entered into a Stock Option Agreement, dated as of May 23, 2000, between FFY, as issuer and First Place, as grantee (the "FFY Option Agreement," and together with the First Place Option Agreement, the "Option Agreements"), pursuant to which FFY granted to First Place an irrevocable option to purchase shares of FFY common stock, $.01 par value per share (the "FFY Common Stock"), under certain circumstances (the "FFY Option," and together with the First Place Option, the "Options"). Specifically, the FFY Option grants First Place an


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CUSIP No. 33610T-10-9                  13D                   Page 5  of 15 Pages



irrevocable option to purchase up to an aggregate of 1,348,921 shares of FFY Common Stock (the "FFY Option Shares") (which represents 19.9% of the number of shares of FFY Common Stock outstanding on May 23, 2000, without giving effect to the issuance of any shares pursuant to an exercise of the FFY Option), subject to certain adjustments, at a price, subject to certain adjustments, of $10.00 per share. The FFY Option was granted by FFY as a condition of and in consideration for First Place entering into the Merger Agreement.

     The Merger Agreement provides, among other things, that as a result of the Merger each share of FFY Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than certain shares) will be converted into and exchangeable for the right to receive 1.075 shares of First Place Common Stock (the "Exchange Ratio").

     The Merger is subject to customary closing conditions, including, among other things, adoption of the Merger Agreement by the respective shareholders of FFY and First Place and the receipt of all required regulatory approvals of the Merger and the contemplated subsidiary merger of FFY Bank with and into First Federal. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by First Place with the SEC with respect to the shares of First Place Common Stock to be issued in the Merger and the approval for listing of such shares on the Nasdaq Stock Market's National Market, as well as other customary conditions. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.

     Concurrently with entering into the Merger Agreement, FFY and First Place entered into the First Place Option Agreement, pursuant to which First Place granted to FFY the First Place Option.

     Under the First Place Option Agreement, the First Place Option will become exercisable (so long as FFY is not in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement under circumstances that would entitle First Place to terminate the Merger Agreement) upon the occurrence of both an Initial Triggering Event (as defined in the First Place Option Agreement) and a Subsequent Triggering Event (as defined in the First Place Option Agreement) prior to the occurrence of an Exercise Termination Event (as defined in the First Place Option Agreement).

     An "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of the Merger Agreement:

         (i) First Place or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC (the "First Place Subsidiaries"), without having received FFY's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this First Place Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) other than FFY or any of its Subsidiaries (each an "FFY Subsidiary") or the Board of Directors of First Place (the "First


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CUSIP No. 33610T-10-9                  13D                   Page 6  of 15 Pages



     Place Board") shall have recommended that the stockholders of First Place approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the First Place Option Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving First Place or any First Place Subsidiary (other than mergers, consolidations or similar transactions involving solely First Place and/or one or more wholly-owned Subsidiaries of First Place, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of First Place or any First Place Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of First Place or any First Place Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the Exchange Act;

         (ii) Any person other than the FFY or any FFY Subsidiary, alone or together with such person's affiliates and associates (as such terms are defined in Rule 12b-2 under the Exchange Act) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of First Place Common Stock (the term
     "beneficial ownership" for purposes of this First Place Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

         (iii) The stockholders of First Place shall have voted and failed to adopt the Merger Agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than FFY or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

         (iv) The First Place Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify) in any manner adverse in any respect to FFY its recommendation that the stockholders of First Place adopt the Merger Agreement, or First Place or any First Place Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than FFY or an FFY Subsidiary;

         (v) Any person other than FFY or any FFY Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer);

         (vi) First Place shall have willfully breached any covenant or obligation contained in the Merger Agreement after an overture is made by a third party to First Place or its


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CUSIP No. 33610T-10-9                  13D                   Page 7  of 15 Pages



     stockholders to engage in an Acquisition Transaction, and (a) following such breach FFY would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both) and (b) such breach shall not have been cured prior to the Notice Date (as defined in Section 2(e) of the First Place Option Agreement); or

         (vii) Any person other than FFY or any FFY Subsidiary, without FFY's prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision (the "OTS") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     A "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of the Merger Agreement:

         (i) The acquisition by any person (other than FFY or any FFY Subsidiary) of beneficial ownership of 25% or more of the then outstanding shares of First Place Common Stock; or

         (ii) The occurrence of the Initial Triggering Event described in clause
     (i) as set forth above under the definition of "Initial Triggering Event" except that the percentage referred to in clause (z) shall be 25%.

     Under the First Place Option Agreement, at any time after the first occurrence of a Repurchase Event (as defined in the First Place Option
Agreement) and prior to an Exercise Termination Event, FFY may request First Place to repurchase the First Place Option and any First Place Option Shares purchased pursuant thereto at an aggregate price specified in the First Place Option Agreement, provided that the obligation of First Place to repurchase the First Place Option and any First Place Option Shares under the First Place Option Agreement shall not terminate upon the occurrence of an Exercise
Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

     Each of the following is an "Exercise Termination Event" for purposes of the First Place Option Agreement: (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by FFY pursuant to Sections 8.1(e) or 8.1(f) of the Merger Agreement (unless the breach by First Place giving rise to such right of termination is non-volitional) (a "Listed Termination"); or (iii) the passage of eighteen (18) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the First Place Option. Notwithstanding anything to the contrary contained herein, the First Place Option may not be exercised at any time when FFY is in material breach of any of its covenants or agreements contained in the Merger Agreement such that First Place shall be entitled to terminate the Merger Agreement pursuant to Sections 8.1(e) or 8.1(f) thereof.


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CUSIP No. 33610T-10-9                  13D                   Page 8  of 15 Pages



     The First Place Option Agreement provides that in the event First Place enters into certain transactions with third parties, FFY will have the right to substitute for the First Place Option a substitute option (the "Substitute Option") of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation. "Acquiring Corporation" means (i) the continuing or surviving person of a consolidation or merger with First Place (if other than First Place), (ii) the acquiring person in a plan of exchange in which First Place is acquired, (iii) First Place in a merger or plan of exchange in which First Place is the continuing or surviving or acquiring person and (iv) the transferee of all or a substantial part of First Place's assets or deposits (or the assets or deposits of any First Place Subsidiary). In such case, the Substitute Option will have the same or, if not so permitted by law, as similar as possible terms as the First Place Option, with the number of shares covered by the Substitute Option and the exercise price therefor determined as specified in the First Place Option Agreement.

     FFY may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10 of the First Place Option Agreement), relinquish the First Place Option (together with any First Place Option Shares issued to and then owned by FFY to First Place in exchange for a cash fee equal to $3.5 million (i) plus, if applicable, FFY's purchase price with respect to any First Place Option Shares and (ii) minus, if applicable, the excess of (A) the net price, if any, received by FFY or any FFY Subsidiary pursuant to the sale of First Place Option Shares (or any other securities into which such First Place Option Shares were converted or exchanged) to any unaffiliated party, over (B) FFY's purchase price of such First Place Option Shares.

     Except as set forth herein or in the Exhibits hereto, FFY does not have any current plans or proposals that relate to or would result in:

     (A) The acquisition by any person of additional shares of First Place Common Stock or the disposition of shares of First Place Common Stock;

     (B) An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving First Place or any of its subsidiaries;

     (C) A sale or transfer of a material amount of assets of First Place or any of its subsidiaries;

     (D) Any change in the present Board of Directors or management of First Place, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (E) Any material change in the present capitalization or dividend policy of First Place;

     (F) Any other material change in First Place's business or corporate structure;



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CUSIP No. 33610T-10-9                  13D                   Page 9  of 15 Pages



     (G) Any changes in First Place's Certificate of Incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Place by any person;

     (H) Causing a class of securities of First Place to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (I) A class of equity securities of First Place becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (J) Any action similar to any of those enumerated above.

     The foregoing descriptions of the Merger Agreement and the First Place Option Agreement are qualified in their entirety by reference to such documents, copies of which are included as Exhibits 2.1 and 2.3, respectively, to the Current Report on Form 8-K filed by FFY on May 24, 2000 and are incorporated herein by reference in their entirety.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a)-(b) By reason of its execution of the First Place Option Agreement, pursuant to Rule 13d-3(d)(1)(i)(D) promulgated under the Exchange Act, FFY may be deemed to have sole voting and sole dispositive power with respect to the First Place Common Stock subject to the First Place Option and, accordingly, may be deemed to beneficially own 2,158,602 shares of First Place Common Stock, or 19.9% of the First Place Common Stock issued and outstanding as of May 23, 2000, without giving effect to the issuance of any shares pursuant to an exercise of the First Place Option. However, because the First Place Option is exercisable only under the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, FFY expressly disclaims any beneficial ownership of the 2,158,602 shares of First Place Common Stock which are obtainable by FFY upon exercise of the First Place Option.

     Except as set forth below, neither FFY nor, to the best of FFY's knowledge, any of the individuals named in EXHIBIT 1 hereto, is the direct beneficial owner of any First Place Common Stock other than pursuant to the First Place Option.

     FFY                           60,000 shares
     A. Gary Bitonte                1,000 shares
     J. Craig Carr                  8,853 shares
     Marie Izzo Cartwright          7,530 shares
     W. Terry Patrick               2,995 shares
     Randy Shaffer                 21,385 shares

     (c) Except as set forth above, no transactions in First Place Common Stock were effected during the past 60 days by FFY or, to the best of FFY's knowledge, by any of the individuals named in EXHIBIT 1 hereto.

     (d) So long as FFY has not purchased the shares of First Place Common Stock subject to the First Place Option, FFY does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of First Place Common Stock.


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CUSIP No. 33610T-10-9                  13D                  Page 10  of 15 Pages



     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the entering into of the First Place Option Agreement, First Place and FFY entered into the FFY Option Agreement. See Item 4 above. With the exception of the number of shares subject to the option and the price at which the option may be exercised, the terms of the FFY Option Agreement are substantially identical in all respects to those of the First Place Option Agreement.

     The foregoing description of the FFY Option Agreement is qualified in its entirety by reference to the copy of the FFY Option Agreement, which is filed as
Exhibit 2.2 to the Current Report on Form 8-K filed by FFY on May 24, 2000 and incorporated herein by reference.

     As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of both FFY and First Place, including certain customary restrictions relating to the FFY Common Stock and the First Place Common Stock. Except as provided in the Merger Agreement and the Option Agreements, neither FFY nor, to the best of FFY's knowledge, any of the individuals named in EXHIBIT 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of First Place, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed as part of this Schedule 13D:


Exhibit 1 Name, business address and present principal occupation of each director and executive officer of FFY Financial Corp.

Exhibit 2 Agreement and Plan of Merger, dated as of May 23, 2000, between FFY Financial Corp. and First Place Financial Corp. (incorporated by reference to Exhibit 2.1 to FFY Financial Corp.'s Current Report on Form 8-K filed on May 24, 2000).

Exhibit 3 Stock Option Agreement, dated as of May 23, 2000, between FFY Financial Corp., as grantee, and First Place Financial Corp., as issuer (incorporated by reference to Exhibit 2.3 to FFY Financial Corp.'s Current Report on Form 8-K filed on May 24,
                2000).



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CUSIP No. 33610T-10-9                  13D                  Page 11  of 15 Pages




Exhibit 4 Stock Option Agreement, dated as of May 23, 2000, between First Place Financial Corp., as grantee, and FFY Financial Corp., as issuer (incorporated by reference to Exhibit 2.2 to FFY Financial Corp.'s Current Report on Form 8-K filed on May 24,
                2000).




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CUSIP No. 33610T-10-9                  13D                  Page 12  of 15 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                               FFY FINANCIAL CORP.



                                   By:  /s/ Jeffrey L. Francis
                                        ---------------------------------
                                        Jeffrey L. Francis
                                        President and Chief Executive Officer


June 5, 2000


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CUSIP No. 33610T-10-9                  13D                  Page 13  of 15 Pages



                                  EXHIBIT INDEX



Exhibit 1 Name, business address and present principal occupation of each director and executive officer of FFY Financial Corp.

Exhibit 2 Agreement and Plan of Merger, dated as of May 23, 2000, between FFY Financial Corp. and First Place Financial Corp. (incorporated by reference to Exhibit 2.1 to FFY Financial Corp.'s Current Report on Form 8-K filed on May 24, 2000).

Exhibit 3 Stock Option Agreement, dated as of May 23, 2000, between FFY Financial Corp., as grantee, and First Place Financial Corp., as issuer (incorporated by reference to Exhibit 2.3 to FFY Financial Corp.'s Current Report on Form 8-K filed on May 24,
                2000).

Exhibit 4 Stock Option Agreement, dated as of May 23, 2000, between First Place Financial Corp., as grantee, and FFY Financial Corp., as issuer (incorporated by reference to Exhibit 2.2 to FFY Financial Corp.'s Current Report on Form 8-K filed on May 24,
                2000).




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CUSIP No. 33610T-10-9                  13D                  Page 14  of 15 Pages



                                                                       EXHIBIT 1

             DIRECTORS AND EXECUTIVE OFFICERS OF FFY FINANCIAL CORP.

     The names of the directors and executive officers of FFY Financial Corp. ("FFY") and their respective business addresses, present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth below. The business address of each director and executive officer of FFY is c/o FFY Financial Corp., 724 Boardman-Poland Road, Youngstown, Ohio 44512.

I. DIRECTORS

NAME                     PRESENT PRINCIPAL OCCUPATION

Jeffrey L. Francis       President and Chief Executive Officer of FFY

Randy Shaffer            Vice President of FFY

A. Gary Bitonte, M.D.    Medical Consultant/Private Investments
                         241 N. Bayshore Dr.
                         Columbiana, OH  44408

Marie Izzo Cartwright    Vice President Corporate Communications & Marketing
                         Glimcher Properties Limited Partnership
                         20 S. Third Street
                         Columbus, OH  43215

W. Terry Patrick         Partner, Friedman & Rummell Attorneys at Law
                         City Centre One, Suite 300
                         100 Federal Plaza
                         Youngstown, OH  44503

Samuel A. Roth           FirstEnergy Facilities Services Group
                         395 Ghent Road
                         Fairlawn, OH  44333

William A. Russell       President, Canteen Service of Steel Valley, Inc.
                         8408 South Avenue
                         Youngstown, OH  44514-3698

Ronald P. Volpe, Ph.D.   Professor of Finance Williamson College of Business
                         Administration Youngstown State University
                         Youngstown, OH  44555

Robert L. Wagmiller      Partner/Principal of Hill, Barth & King, Inc.
                         514 City Centre One
                         Youngstown, OH  44503



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CUSIP No. 33610T-10-9                  13D                   Page 15 of 15 Pages


II. EXECUTIVE OFFICERS


NAME                       PRESENT PRINCIPAL OCCUPATION

Jeffrey L. Francis         President and Chief Executive Officer of FFY

Therese Ann Liutkus, CPA   Treasurer and Chief Financial Officer of FFY

Randy Shaffer              Vice President of FFY

J. Craig Carr              Vice President, General Counsel and Secretary of FFY





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